UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No.   )*

AFC Gamma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00109K105
(CUSIP Number)

Jonathan Kalikow
AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401
(561) 510-2390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00109K105	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Jonathan Kalikow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000

	8	SHARED VOTING POWER
668,500

	9	SOLE DISPOSITIVE POWER
5,000

	10	SHARED DISPOSITIVE POWER
668,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
673,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00109K105	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
N. Richard Kalikow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
668,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
668,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00109K105	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Gamma Lending Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
668,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
668,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00109K105	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Gamma Lending Opportunities LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
668,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
668,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00109K105	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
GRE Lending Opportunities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
668,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
668,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00109K105	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS
Gamma Real Estate LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
668,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
668,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00109K105	Page 8 of 11 Pages
Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock $0.01 par value (“Common Stock”) of AFC Gamma, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 525 Okeechobee Blvd., Suite 1770, West Palm Beach, Florida 33401.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by:

1)	Jonathan Kalikow, a U.S. citizen;

2)	N. Richard Kalikow, a U.S. citizen;

3)	Gamma Lending Holdco LLC., a Delaware limited liability company (“GLO”);

4)	Gamma Lending Opportunities LP, a Delaware limited partnership (“GLO LP”);

5)	GRE Lending Opportunities, LLC, a Delaware limited liability company (“GLO GP”); and

6)	Gamma Real Estate LLC, a Delaware limited liability company (“GRE”).

Jonathan Kalikow, N. Richard Kalikow, GLO, GLO LP, GLO GP and GRE are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”  GLO’s principal business is making investments in the securities of other entities by providing loans to such entities.  GLO’s managing member is GLO LP. GLO LP’s sole general partner is GLO GP.  GLO GP is a wholly owned subsidiary of GRE.  Jonathan Kalikow owns 50% of the economic and voting interests in GRE and N. Richard Kalikow, father of Jonathan Kalikow, owns the remaining 50% of the economic and voting interests of GRE.  GRE is a boutique commercial real estate firm which lends on real estate nationwide.  Jonathan Kalikow is the Head of Real Estate and one of the directors of the Issuer.  The principal business address of the Reporting Persons is c/o Jonathan Kalikow, 525 Okeechobee Blvd., Suite 1770, West Palm Beach, Florida 33401.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons invested approximately $9.6 million in the Issuer in August 2020 in exchange for 668,500 shares of Common Stock using GLO’s working capital.  In addition, Jonathan Kalikow purchased 5,000 shares of Common Stock on March 23, 2021 in the directed share program of the Issuer’s initial public offering (“IPO”) at the public offering price of $19.00 per share for an aggregate cash consideration of $95,000 from his personal funds.

Item 4.	Purpose of Transaction.

The Issuer is a commercial real estate finance company which originates, structures, underwrites and manages senior secured loans and other types of loans for established companies operating in the cannabis industry in states that have legalized medicinal and/or adult use cannabis.  The Reporting Persons acquired the shares of Common Stock for investment purposes.

Except as otherwise described in this statement, the Reporting Person currently does not have any other plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. 00109K105	Page 9 of 11 Pages
Item 5.	Interest in Securities of the Issuer.

(a) and (b)  As of the date hereof, 668,500 shares of Common Stock is held directly by GLO and 5,000 shares are held directly by Jonathan Kalikow.  GLO’s managing member is GLO LP. GLO LP’s sole general partner is GLO GP.  GLO GP is a wholly owned subsidiary of GRE.  Jonathan Kalikow owns 50% of the economic and voting interests in GRE and N. Richard Kalikow, father of Jonathan Kalikow, owns the remaining 50% of the economic and voting interests of GRE.  Jonathan Kalikow is the Head of Real Estate and one of the directors of the Issuer.  By reason of such relationships, GRE, GLO LP and GLO GP may be deemed to have voting and dispositive power over the Common Stock listed as beneficially owned by GLO, and Jonathan Kalikow and N.Richard Kalikow may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by GLO.  Each of Jonathan Kalikow and N. Richard Kalikow disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest.

All percentages of Common Stock disclosed in this statement are based on 13,366,892 shares of Common Stock of the Issuer outstanding following the exercise on March 26, 2021 by the underwriters of their option to purchase additional shares in full, in the Issuer’s IPO.

(c)          Other than as discussed in this statement, during the past sixty days prior to the date of this statement, the Reporting Persons have not acquired any shares of the Issuer’s Common Stock.

(d)          Other than as discussed in this statement no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have agreed with the underwriters in the IPO not to offer, sell or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for or that represent the right to receive Common Stock or any rights to acquire Common Stock until September 14, 2021 (180 days after March 18, 2021, the date of the prospectus in connection with the IPO), with certain limited exceptions, without first obtaining the written consent of JMP Securities LLC, the representative of the underwriters.

The Reporting Persons have also entered into a registration rights agreement with the Issuer which provides the Reporting Persons with certain demand registration and piggyback registration rights with respect to shares of Common Stock held by the Reporting Persons.

Other than as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 00109K105	Page 10 of 11 Pages
Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Form of Registration Rights Agreement, by and among AFC Gamma, Inc. and the holders thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-11, as amended (File No. 333-251762))

CUSIP No. 00109K105	Page 11 of 11 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2021

JONATHAN KALIKOW

/s/ Jonathan Kalikow

N. RICHARD KALIKOW

/s/ N. Richard Kalikow

GAMMA LENDING HOLDCO, LLC
By: GAMMA LENDING OPPORTUNITIES LP, its Managing Member

By:	/s/ Jonathan Kalikow
Name:	Jonathan Kalikow
Title:	Authorized Signer

GAMMA LENDING OPPORTUNITIES LP
By: GRE LENDING OPPORTUNITIES LLC, its General Partner

By:	/s/ Jonathan Kalikow
Name:	Jonathan Kalikow
Title:	Authorized Signer

GRE LENDING OPPORTUNITIES LLC

By:	/s/ Jonathan Kalikow
Name:	Jonathan Kalikow
Title:	Authorized Signer

GAMMA REAL ESTATE LLC

By:	/s/ Jonathan Kalikow
Name:	Jonathan Kalikow
Title:	Authorized Signer